UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Brightcove Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10921T101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 10921T101

1	Names of Reporting Persons ESW Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.00%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons Joseph A. Liemandt
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.00%
12	Type of Reporting Person (See Instructions) IN/HC

Item 1.

(a)	Name of Issuer:

Brightcove Inc.

(b)	Address of Issuer’s Principal Executive Offices:

290 Congress Street

Boston, Massachusetts 02210

Item 2.

(a)	Name of Person Filing:

(1)	ESW Capital, LLC

(2)	Joseph A. Liemandt, who is the sole voting member of ESW

(b)	Address of Principal Business Office or, if None, Residence:

(1)	ESW Capital, LLC

401 Congress Avenue, Suite 2650

Austin, TX 78701

(2)	Joseph A. Liemandt

401 Congress Avenue, Suite 2650

Austin, TX 78701

(c)	Citizenship:

(1)	ESW Capital, LLC is a Delaware limited liability company.

(2)	Joseph A. Liemandt is a U.S. citizen.

(d)	Title and Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP No.: 10921T101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

ESW Capital, LLC (“ESW”) does not directly hold any shares. Joseph A. Liemandt (“Liemandt”), the sole voting member of ESW, may be deemed to have beneficial ownership of any shares held by ESW. Liemandt does not directly hold any shares.

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See item 2(a).

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	ESW CAPITAL, LLC

	By:	/s/ Andrew S. Price
Andrew S. Price
Chief Financial Officer

JOSEPH A. LIEMANDT

/s/ Andrew S. Price, As attorney-in-fact
Andrew S. Price

EXHIBIT INDEX

Exhibit 24: Power of Attorney by Joseph A. Liemandt (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons with the Commission on March 13, 2017)